UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2008

JAKE'S TRUCKING INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-52492	98-0461476
(Commission File Number)	(I.R.S. Employer Identification No.)

505-8840-210th Street Suite# 317 Langley, BC. V1M 2Y2, Canada
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: 604-790-1641

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR240.14d-2(b))

[_] Soliciting material pursuant to Rule 14a-12 under Exchange Act (17 CFR240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

SECTION 1 - REGISTRANT'S BUSINESS AND OPERATIONS

Item 1.01 Entry into a Material Definitive Agreement.

On December 24, 2007, IndieMV Media Group Inc., a British Columbia corporation ("Indie"), became a wholly owned subsidiary of the registrant. Prior to that time, on May 31, 2007, Indie had entered into a promissory note with Asia International Capital Management, Inc., a British Columbia Corporation ("Asia"), whereby Asia would periodically advance cash to Indie which would be repaid within 12 months of such an advance at 10% interest. As of January 25, 2008, a total of $1,321,244 in principal and interest were due on the note. On January 29, 2008, Jake's Trucking International, Inc. ("Jake's) agreed to assume the note and to make the note convertible on demand of the holder or its assignees into common shares of Jake's at a price of $0.22 per share, in the form of a Promissory Note Amendment attached hereto as an exhibit. On January 29, 2008, Asia elected to convert the entire principal and interest balance due under the note into common shares to it and its assignees, totaling 6,005,654 shares of common stock which were issued to Asia and its assignees on January 31, 2008. We believe that this issuance was exempt from registration under the Securities Act pursuant to Section 4(2) and/or Regulation D thereof. We made this determination based on the representations of Asia and its assignees, which included, in pertinent part, that such shareholders were "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each member understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

SECTION 3 - SECURITIES AND TRADING MARKETS

Item 3.02 Unregistered Sales of Equity Securities.

Please see Item 1.01 above.

SECTION 5 - CORPORATE GOVERNANCE AND MANAGEMENT

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory

Arrangements of Certain Officers.

Director Michael Quesnel resigned from the board of directors effective January 30, 2008. On January 30, 2008, the board appointed Andrew Hamilton as a director. In the five years prior to his appointment, Mr. Hamilton was appointed as an independent management consultant based in Vancouver, British Columbia. Mr. Hamilton also served as the President, Chief Executive Officer and Director of Bancroft Uranium, Inc., a Nevada corporation based in Vancouver,

British Columbia, from November 10, 2005 through October 12, 2007, which was engaged, during the time of Mr. Hamilton's tenure, in efforts to provide management consulting services.

SECTION 8 - OTHER EVENTS

Item 8.01 Other Events.

Pursuant to the terms of the Merger Agreement between Indie and Jake's dated September 1, 2007 and as amended by the Closing Certificate dated December 24, 2007, the company caused 48,600,000 common shares formerly held by director Michael Quesnel to be rescinded and returned to treasury on January 31, 2008.

SECTION 9 FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

   (d)   Exhibits

   10.1   Promissory Note Amendment between Jake's Trucking International, Inc. and Asia International Capital Management, Inc. dated January 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 31, 2008   Jake's Trucking International, Inc.

                                                   By: /s/ Ricardo E. Khayatte, Jr.
                                                        Ricardo E. Khayatte, Jr.
                                                        President and CEO

Exhibit 10.1

PROMISSORY NOTE AMENDMENT

This Amendment to that certain Promissory Note issued to Asia International Capital Management, Inc. by IndieMV Media Group, Inc. on May 31, 2007 for the principal and interest amount currently due of $ 1,321,244 is entered into on this 25th of January, 2008. The following text is hereby added to/changed on the Promissory Note:

The borrower is changed from IndieMV Media Group, Inc. to Jake's Trucking International, Inc. (the "Company")

The following paragraph is added:

At the option of the Holder and upon written notice thereof to Borrower, Holder may convert this Note obligation and the entire principal and interest amount then due into common shares of the Company at a per share purchase price of Twenty Two Cents ($0.22). **THESE SHARES SHALL BE RESTRICTED SHARES AND SHALL BEAR AN APPROPRIATE RESTRICTIVE LEGEND. THESE SHARES MAY NOT BE SOLD BY HOLDER EXCEPT AS PERMITTED BY APPLICABLE SECURITIES LAWS.** The conversion price as listed in this section shall be adjusted for any stock splits or recapitalizations of the Company that occur subsequent to the date hereof.

This Amendment is accepted and agreed to as of the date first written above by:



Holder: _____
Print Name: PHIL WONG
Title: PRESIDENT
Company: ASIA INTERNATIONAL CAPITAL MANAGEMENT INC.



Borrower: _____
Print Name:
Title:
Company: